                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of January 2003
                          Commission File Number 1-8320


                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)


          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F  X                          Form 40-F
              -----                                 -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                    No  X
                 -----                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

This report on Form 6-K contains the following:

1. Press release dated January 30, 2003 regarding next medium-term management plan "i.e.HITACHI Plan II."

2. Press release dated January 30, 2003 regarding reinforcing corporate governance.

3. Press release dated January 30, 2003 regarding new company officers and management system.

4. Press release dated January 30, 2003 regarding consolidation of hard disk drive business under Hitachi Global Storage Technologies Japan, Inc.

5. Press release dated January 30, 2003 regarding integration of nuclear power business of Hitachi Engineering and Hitachi Engineering & Services with Hitachi.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Hitachi, Ltd.
                                          --------------------------------------
                                                       (Registrant)




     Date  February 5, 2003             By /s/ Kazuo Kumagai
           ----------------                -------------------------------------
                                           Kazuo Kumagai
                                           Executive Vice President and Director

                             FOR IMMEDIATE RELEASE

Contacts:
Japan:                                  U.S.:
Takafumi Ichinose                       Matt Takahashi
Hitachi, Ltd.                           Hitachi America, Ltd.
+81-3-3258-2056                         +1-650-244-7902
takafumi_ichinose@hdq.hitachi.co.jp     masahiro.takahashi@hal.hitachi.com

Singapore:                              U.K.:
Yuji Hoshino                            Kantaro Tanii
Hitachi Asia Ltd.                       Hitachi Europe Ltd.
+65-6231-2522                           +44-(0)1628-585379
yhoshino@has.hitachi.com.sg             kantaro.tanii@hitachi-eu.com


                HITACHI UNVEILS NEXT MEDIUM-TERM MANAGEMENT PLAN
                             "i.e.HITACHI PLAN II"

TOKYO, JANUARY 30, 2003 -- Hitachi, Ltd. (TSE:6501/NYSE:HIT) today unveiled its next medium-term management plan, "i.e.HITACHI Plan II." The plan calls for Hitachi to fully leverage its greatest strength, namely its ability to create new businesses by fusing technologies and knowledge. Other imperatives include exiting certain businesses that currently account for approximately 20% of Hitachi's net sales, and realigning its business portfolio to expand targeted business domains. FIV* (Future Inspiration Value) will be used to make decisions to exit, strengthen or incubate various businesses.

*FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

The Hitachi Group has obtained a vast store of knowledge grounded on a variety of experiences and expertise gained through businesses with various customers. To sustain its business in the future, Hitachi must provide products and services in the form of solutions that satisfy customer requirements. Indeed, the provision of solutions that satisfy customers is the key to generating earnings. Hitachi's realignment of its business portfolio using FIV is also a way of selecting and eliminating businesses from the standpoint of customers.

                                    - more -

Hitachi is positioning the three-year period that runs through fiscal 2005 (ending in March 2006) as a key juncture for pushing through major reforms of its operating framework and focusing on highly profitable businesses. Central to this aim is a renewed focus on generating a high level of earnings, rather than driving sales growth. Hitachi will exit businesses that now generate a combined 20% of current net sales, but expects net sales to remain largely flat through measures to expand targeted business domains and new businesses, as well as to achieve positive FIV in fiscal 2005.

Critical to achieving positive FIV in fiscal 2005 is following up on progress made towards the goals of the new medium-term management plan. Another imperative is annually updating actions prescribed by the plan. These processes will allow Hitachi to implement a variety of measures to achieve its goals, including additional measures as deemed necessary.

Hitachi will strengthen Group management. Key actions include the adoption of the Committee System at Hitachi and major Hitachi Group companies. This move is being made in accordance with recent revisions to Japan's Commercial Code. Under this system, Hitachi will invite outside directors. Also, Hitachi directors and executive officers will be represented on the boards of group companies as outside directors and group companies' directors will be represented on Hitachi's Board of Directors.

1.   FISCAL 2005 GOALS OF "i.e.HITACHI PLAN II"

--   Achieving positive FIV

-- Operating margin of at least 5% (Information & Telecommunications Systems: at least 7%; Power & Industrial Systems: at least 4%)

--   ROE of at least 8%

--   Maintain a single-A grade long-term credit rating

2.   KEY MEASURES OF "i.e.HITACHI PLAN II"

Hitachi will continue to realign its business portfolio using FIV as a benchmark, channeling more resources into targeted businesses. Hitachi will also implement group-wide measures that include promoting the creation of new businesses that capture synergies and strengthening its financial position.

                                    - more -

-- REALIGNMENT OF BUSINESS PORTFOLIO: EXIT BUSINESSES TOTALING 20% OF NET SALES, WHILE INCREASING EARNINGS BY BOLSTERING TARGETED BUSINESSES AND CREATING NEW BUSINESSES


Hitachi will focus resources on "New Era Lifeline Support Solutions" and "Global Products Incorporating Advanced Technology" to strengthen targeted businesses.

Hitachi will transform budding ventures into future core businesses by fusing its superior technologies and knowledge to satisfy the demands of society. Hitachi is already focused on four targeted areas: "IT-Based Quality Lifestyle Solutions," "Sustainable Environmental Solutions," "Advanced Healthcare Solutions" and "Intelligent Management Solutions."

Hitachi will exit certain businesses, together accounting for roughly 20% of net sales, as candidates for withdrawal, based on their lack of synergy with targeted business domains or the difficulty of achieving positive FIV. Hitachi will move to implement these actions in the early stages of the new plan. Details will be announced as soon as they are finalized.

-- ACCELERATE GLOBALIZATION: IDENTIFY BUSINESSES SUITABLE FOR GLOBALIZATION AND FOCUS RESOURCES ON STRENGTHENING THEM

Hitachi will identify businesses and products with the potential to rank among the top three in their global markets, treating them as businesses suitable for globalization. By channeling resources into these businesses, Hitachi will strengthen its global competitiveness and drive further growth.

In China, where continued high growth is expected, Hitachi will be shifting to a new operating framework that permits greater efficiency, after reviewing the current framework from the perspective of strengthening sales capabilities.

--   CII (CORPORATE INNOVATION INITIATIVE) II

Emphasis on Frontline Operations: Hitachi will emphasize problem solving by vesting responsibility and authority closer to the frontline, while clarifying goals for each frontline, including marketing, product development and manufacturing.

                                    - more -

"Inspire A Business": Strategic businesses that Hitachi will reinforce will be designated as "Inspire A Business." Hitachi will implement a diverse range of measures to strengthen these businesses including strategically allocating funds, as necessary, and establishing an operating framework that facilitates collaboration across many businesses.

Project C II: Hitachi will continue to strengthen cash-flow management by improving the efficiency of working capital while selectively making investments using FIV. The goal is to continuously improve free cash flow.

Project D: Hitachi will work to further reduce procurement costs, building on the results of its Procurement Renewal Project (PRP).

--   RAISE MOTIVATION AND UTILIZE HUMAN RESOURCES EFFECTIVELY

Hitachi will establish a framework that facilitates rapid execution of projects involving multiple departments and promote the dynamic allocation of human resources to wider fields of endeavor. In addition to a personnel database called the Human Capital Data Base, Hitachi will introduce the 360-degree Feedback Program to managers and higher posts, the Free Agent Policy (in-house job seeking policy), e-learning and e-communication systems. By utilizing these measures, Hitachi will change its corporate culture dynamically.

Hitachi is also concentrating efforts on fostering human resources that can succeed on the global stage, and developing future candidates for senior management posts, by supporting skill development programs and the exchange of personnel among Hitachi Group companies.

--   HITACHI AND MAJOR GROUP COMPANIES TO ADOPT THE COMMITTEE SYSTEM

Hitachi and 18 publicly-held group companies will alter their corporate governance structure by adopting the Committee System, which will ensure effective supervision of management and transparency, while clarifying accountability and authority at the business execution level to run Hitachi's businesses with greater agility. This measure is subject to approval at the Ordinary General Meeting of Shareholders of Hitachi and each group company and by their respective Board of Directors. Under this new system, certain group companies' directors will be represented on Hitachi's Board of Directors, and Hitachi directors and executive officers will be represented on the boards of group companies as outside directors. This will produce a corporate governance structure that will facilitate "strategically integrated management," capture synergies at the consolidated level and promote innovation by fusing strengths.

                                    - more -

3.   TARGETED BUSINESSES IN "i.e.HITACHI PLAN II"

3-1. VISION FOR HITACHI: "BEST SOLUTION PARTNER"

Under the incumbent "i.e. HITACHI Plan," which runs through fiscal 2002, Hitachi provided information systems services and social infrastructure systems that fully leverage Hitachi's IT and knowledge--plus the key hardware, software and highly functional materials and components--with efforts directed at becoming the "best solution partner." Another initiative was structural reforms designed to transform Hitachi into a global supplier capable of providing total solutions in its targeted fields.

Building on this basic approach, the new "i.e.HITACHI Plan II" targets two primary business domains--"New Era Lifeline Support Solutions," which further fuse and enhance information system services, such as systems integration and services, and social infrastructure systems, such as power systems; and "Global Products Incorporating Advanced Technology," where Hitachi aims to achieve strong growth in global markets, focusing on technologies, as well as high performance hardware and software, that incorporate knowledge from several disciplines. Hitachi will work to differentiate itself from competitors by capturing synergies between these two business domains.

3-2. "NEW ERA LIFELINE SUPPORT SOLUTIONS"

In the course of its history, Hitachi has gained extensive experience and expertise in social infrastructure systems, as well as cutting-edge technologies and knowledge in information system services. "New Era Lifeline Support Solutions" encompass a wide range of fields, from traditional electricity, gas and water utilities to information domains, which are an emerging social infrastructure. In this rapidly growing field, Hitachi hopes to bring together its knowledge, technology and expertise to create new value. In this regard, fields that give full play to Hitachi's strengths include existing SAN/NAS Storage Solutions as well as biomedical business fields and solutions that incorporate mu-chips, the world's smallest, radio frequency identification
(RFID) IC chips, which are set to give rise to a promising new business.

Looking ahead, Hitachi will flexibly initiate projects that span businesses in fields that transcend business group or company boundaries, to satisfy new market and customer demands. Hitachi is already on the move.

                                    - more -

[EXAMPLES OF TARGETED BUSINESSES]

--   SAN/NAS STORAGE SOLUTIONS

Hitachi will work to further enhance the high-performance functions of disk array sub systems, where Hitachi holds a high global market share. Also, Hitachi will further strengthen storage solutions, combining these systems with data storage management software employing system operations management technology. Hitachi has a leading track record in these technologies in Japan. Another priority will be to deepen strategic alliances with overseas partners to reinforce Hitachi's businesses on a global scale. Through these measures, Hitachi is targeting sales of approximately 400 billion yen in fiscal 2005, which corresponds to a 50% increase compared to fiscal 2002.

--   BIOMEDICAL BUSINESS

The biomedical market is being reshaped by the growing reliance on advanced medical treatment, the advent of personalized medical services and medical applications of biotechnology. Opportunities for the Hitachi Group are clearly multiplying. Hitachi established the Medical Strategy Council in October 2002 to spearhead the formulation of Group-wide strategies aimed at increasing the profitability of the mainstay medical diagnostic systems business and rapidly developing new businesses with high-growth potential. Focusing resources on three strategic emerging domains will carry Hitachi to this goal. The first domain is Advanced Diagnosis and Therapy, which will provide diagnostic and therapeutic systems that employ cutting-edge technologies, such as Positron Emission Tomography (PET) cancer diagnosis, proton beam cancer therapy, intelligent operating rooms and robot-assisted surgery. The second is Applied Medical Biotechnology. Hitachi will break into the fields of DNA diagnosis and tissue engineering by fully capitalizing on technologies and expertise gained from experience in developing biotechnology research equipment, such as DNA sequencers, where Hitachi holds a high global market share, and in the outsourcing business of bio-analysis. The third domain is Medical Services, which involve sales of home diagnostic devices and related services. Demand is expected to grow rapidly in the diabetes prevention and treatment market and for management support systems for hospitals. Hitachi is targeting sales of 400 billion yen in fiscal 2005, which corresponds to an 80% increase compared to fiscal 2002.

                                    - more -

--   URBAN REDEVELOPMENT BUSINESS

Hitachi will develop comprehensive solutions that support the entire lifecycle of urban neighborhoods to meet emerging needs for urban redevelopment in Japan, a market that promises to grow rapidly in the future. Beginning with urban planning, Hitachi will perform many tasks: basic surveys, such as checking for soil contamination; total building facility solutions that cover earthquake-resistance systems, network and IT systems, elevators and air conditioning systems; total solutions relating to building management, which address everything from security to power-supply management; efficient building renewal solutions; and building material recycling services when the building is eventually torn down. Hitachi is targeting sales of approximately 300 billion yen in fiscal 2005, which corresponds to a 10% increase compared to fiscal 2002.

--   STRATEGIC OUTSOURCING BUSINESS

Hitachi is focusing on the Strategic Outsourcing Business, which targets fields where Hitachi can deliver a comprehensive range of knowledge, expertise and technologies from experience in a diverse range of businesses to help customers run their businesses. These fields include IT systems operations, shared services and financial services. Under certain circumstances, Hitachi will form joint ventures with client companies to proactively initiate businesses. Hitachi projects sales of 130 billion yen in 2005, which corresponds to a 170% increase compared to fiscal 2002.

--   RAILWAY SYSTEMS BUSINESS

The Railway Systems business is based on two main technological concepts. One is the B-System, which employs broadband networks to enable multimedia passenger services, remote maintenance and optimum total control of inverters. The other is the A-Train concept, which is a collection of advanced technologies that includes an aluminum double skin structure, Friction Stir Welding Technology and module interior. Hitachi targets sales of approximately 80 billion yen in fiscal 2005, which corresponds to a 10% increase compared to fiscal 2002. Key measures aimed at meeting this target include strengthening alliances with signal manufacturers, and entering into the lease businesses.

                                    - more -

--   MU-CHIP (WORLD'S SMALLEST RFID IC CHIPS) SOLUTIONS

Mu solutions feature Hitachi's mu-chip--a key device for creating a safe and comfortable ubiquitous information society. These solutions are proving useful in a growing number of settings, such as management of steel products and tickets to the 2005 World Exposition, Aichi, Japan. The mu-chip is small enough to be embedded in paper and is equipped with advanced security functions. Leveraging these outstanding features, Hitachi is joining hands with customers and partners worldwide to build new business models in a variety of fields, ranging from product supply chains to quality assurance and authentication. Hitachi aims to create a new market and generate sales of approximately 15 billion yen from mu-chip solutions in fiscal 2005. Hitachi is aiming to achieve further growth in fiscal 2006 and thereafter.

3-3. GLOBAL PRODUCTS INCORPORATING ADVANCED TECHNOLOGY

Hitachi views the confidence placed in its products by its customers as an important source of trust in the entire organization. Since its establishment in 1910, Hitachi has been identified with the creation of reliable products incorporating advanced technology. Looking ahead, Hitachi will continue to pour its energy into "Global Products Incorporating Advanced Technology," which mainly include hardware and software combining both highly competitive technologies and interdisciplinary knowledge. Developed to drive high growth in global markets, these products are designated "Businesses Suitable for Globalization" where Hitachi believes it can rise above global competition. Moving forward, Hitachi will strategically reinforce these businesses.

[EXAMPLES OF TARGETED BUSINESSES]

--   HARD DISK DRIVE (HDD) BUSINESS

Hitachi will make capital investments totaling around 60 billion yen annually to enhance the world-class technological capabilities of Hitachi Global Storage Technologies, Inc. with the aim of developing and commercializing competitive products. The goal is to achieve positive operating income by fiscal 2004 and further improve profitability thereafter. Hard disk drives constitute key components of SAN/NAS Storage Solutions provided by Hitachi, and as such will also be applied in future to New Era Lifeline Support Solutions. HDDs are also finding new applications in the broadband market, such as in digital consumer electronics. Hitachi Global Storage Technologies is currently finalizing detailed business plans. Hitachi will strategically reinforce this HDD business, in view of the strategic importance of this product for the entire Group. Hitachi is targeting sales of 780 billion yen from the HDD business in fiscal 2005, including sales from operations acquired from IBM. This sales target is six times greater than sales for fiscal 2002.

                                    - more -

--   AUTOMOTIVE EQUIPMENT BUSINESS

In response to the projected enactment of new automobile-related environmental regulations, automotive devices such as electric-power trains, which are expected to become widely used starting from 2006, represent a business domain promising immense growth in the future. Hitachi has already made upfront investments in product development, with the goal of transforming this field into a future core business. Hitachi's efforts are not limited to the automotive components business. Group-wide initiatives will be taken to create such value-added businesses as car information system solutions, which include wide-area telematics services. Hitachi is targeting sales of 370 billion yen in fiscal 2005 from the Automotive Equipment Business, which represents 30% increase compared to fiscal 2002 sales. This target includes the sales contribution of Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.), which became a wholly owned subsidiary of Hitachi in fiscal 2002 (Second-half sales included in fiscal 2002.) Hitachi is looking to spur further growth in anticipation of an expanding market in fiscal 2006 and beyond.

--   SEMICONDUCTOR PRODUCTION EQUIPMENT BUSINESS

Hitachi will implement strategic investments in product development alongside group companies responsible for expanding this business. In addition, the Semiconductor Production Equipment Steering Committee has been established to ensure that this business is conducted efficiently from a group-wide perspective. Hitachi aims for sales of 300 billion yen in fiscal 2005, which corresponds to a 70% increase compared to fiscal 2002.

--   BATTERY BUSINESS

Hitachi is pressing ahead with the development of various batteries such as lithium-ion batteries for automotive use and fuel cells for mobile devices. Hitachi is studying the feasibility of applying these technologies as key devices for home network systems and building facilities systems in the future. This will become a Group-wide project. These new battery and fuel cell products are projected to generate sales of 6 billion yen in fiscal 2005. Looking ahead to the emergence of new markets in fiscal 2006 and thereafter, Hitachi will endeavor to expand its business further.

4.   CONCLUSION

Hitachi's business environment is expected to grow increasingly challenging over the next three years through fiscal 2005. In this climate, Hitachi will accelerate the creation of new businesses, drawing on Hitachi's wealth of accumulated technological capabilities, which is one of Hitachi greatest strengths. Another key measure is structural reforms, which will entail exiting unprofitable businesses.

                                    - more -

Under the "i.e.HITACHI Plan II," Hitachi will establish a highly profitable earnings structure centered on its two primary business domains: "New Era Lifeline Support Solutions," which will further strengthen and fuse information system services and social infrastructure systems; and "Global Products Incorporating Advanced Technology," which combines highly competitive technologies with hardware and software that incorporate knowledge from diverse disciplines.

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

CAUTIONARY STATEMENT

This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

                                     # # #

                             FOR IMMEDIATE RELEASE

Contacts:
Japan:                                  U.S.:
Takafumi Ichinose                       Matt Takahashi
Hitachi, Ltd.                           Hitachi America, Ltd.
+81-3-3258-2056                         +1-650-244-7902
takafumi_ichinose@hdq.hitachi.co.jp     masahiro.takahashi@hal.hitachi.com

Singapore:                              U.K.:
Yuji Hoshino                            Kantaro Tanii
Hitachi Asia Ltd.                       Hitachi Europe Ltd.
+65-6231-2522                           +44-(0)1628-585379
yhoshino@has.hitachi.com.sg             kantaro.tanii@hitachi-eu.com



                        REINFORCING CORPORATE GOVERNANCE
         HITACHI, LTD. AND MAJOR GROUP COMPANIES ADOPT COMMITTEE SYSTEM

TOKYO, JANUARY 30, 2003 -- Hitachi, Ltd. (TSE:6501/ NYSE:HIT) and 18 publicly-held group companies, comprising a total of 19 companies (note), will radically alter their corporate governance structure by adopting the Committee System in June 2003. This move is being made in accordance with recent revisions to Japan's Commercial Code.

As the basis for becoming more competitive, the Hitachi Group is taking radical measures to focus resources on carefully selected businesses, become an even more global organization and launch strategic new businesses. By reinforcing corporate governance based on this new structure, Hitachi is building an agile management system that can effectively implement its core strategies. In addition, outside directors will join Hitachi's Board to provide oversight, allowing Hitachi to conduct management in a manner that is fair and transparent from an external perspective.

To steadily achieve the goals of the management strategies outlined in "i.e.HITACHI Plan II", major Hitachi Group companies will simultaneously adopt the Committee System. This move will produce a new group-wide framework with a stronger sense of unity that will facilitate"strategically integrated management."

Hitachi will carefully review the details regarding the role of Board of Directors meetings in respect to companies that adopt the Committee System, so as to fully apply the advantages of the new corporate governance structure.

                                    - more -

[PURPOSES OF SHIFT TO NEW CORPORATE GOVERNANCE STRUCTURE]

(1) Dramatic improvement in speed of management -- The delegation of considerable decision-making authority to individuals whose executive business activities will make possible bold and speedy business reorganizations and strategic investments.

(2) More transparent management practices -- The following four individuals, whose areas of expertise are in corporate management, administration and legal affairs, will become Hitachi directors. These directors will provide objective opinions from an independent perspective regarding Hitachi's management with the aim of ensuring highly transparent management with a strong commitment to compliance.

(Outside Directors)

Ginko Sato           (President, Japan Association for the Advancement of
                     Working Women)
Hiromichi Seya       (Chairman of the Board, Asahi Glass Co., Ltd.)
Akira Chihaya        (Representative Director and President, Nippon Steel
                     Corporation)
Toshiro Nishimura    (Senior Partner of Nishimura & Partners)

(3) Serve as part of the publicly-held group companies' management strategy -- The Hitachi Group is working to establish a unified management system and upgrade supervisory functions for group companies. Specifically, certain group companies' directors will for the first time be represented on Hitachi's Board of Directors, and Hitachi directors and executive officers will be represented on the boards of group companies as outside directors. This will greatly strengthen the oversight system for the entire group.

(4) Global management -- While preserving the strengths of its existing corporate governance structure, Hitachi will adopt a corporate governance format that is easily understood by institutional investors based in the U.S. and Europe, its customers and other parties, to foster greater trust in its governance, and thus speed up the pace of global business development.

                                    - more -

Note: Hitachi Group companies that will adopt the Committee System:

Hitachi, Ltd. (TSE:6501/Etsuhiko Shoyama, President and Director)
Hitachi Cable, Ltd. (TSE:5812/Seiji Hara, President and Director)
Hitachi Capital Corporation (TSE:8586/Kaichi Murata, President and Director) Hitachi Chemical Co., Ltd. (TSE:4217/Isao Uchigasaki, President and Director) Shin-Kobe Electric Machinery Co., Ltd. (TSE:6934/Hiromu Miyajima, President and Director)
Hitachi Powdered Metals Co., Ltd. (TSE:5944/Yoshio Hirano, President and
Director)
Hitachi Construction Machinery Co., Ltd. (TSE:6305/Ryuichi Seguchi, President and Director)
Hitachi High-Technologies Corporation (TSE:8036/Yoshiro Kuwata, President and Director)
Hitachi Information Systems, Ltd. (TSE:9741/Akisuke Takasu, President and Director)
Hitachi Kiden Kogyo, Ltd. (TSE:6354/Kakichi Fukui, President and Director) Hitachi Maxell, Ltd. (TSE:6810/Norio Akai, President and Director)
Hitachi Medical Corporation (TSE:6910/Hiroshi Inomata, President and Director) Hitachi Metals, Ltd. (TSE:5486/Michihiro Honda, President and Director)
Hitachi Mobile Co., Ltd. (TSE:9429/Yoshiteru Miki, President and Director) Hitachi Plant Engineering & Construction Co., Ltd. (TSE:1970/Kunio Hamada, President and Director)
Hitachi Software Engineering Co., Ltd. (TSE:9694/Hiroyuki Kanekiyo, President and Director)
Hitachi Transport System, Ltd. (TSE:9086/Eiji Fukushi, President and Director) Japan Servo Co., Ltd. (TSE:6585/Noboru Horie, President and Director)
Hitachi Kokusai Electric Inc. (TSE:6756/Makoto Endo, President and Director)

ABOUT HITACHI

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

                                     # # #

                             FOR IMMEDIATE RELEASE

Contacts:
Japan:                                  U.S.:
Takafumi Ichinose                       Matt Takahashi
Hitachi, Ltd.                           Hitachi America, Ltd.
+81-3-3258-2056                         +1-650-244-7902
takafumi_ichinose@hdq.hitachi.co.jp     masahiro.takahashi@hal.hitachi.com

Singapore:                              U.K.:
Yuji Hoshino                            Kantaro Tanii
Hitachi Asia Ltd.                       Hitachi Europe Ltd.
+65-6231-2522                           +44-(0)1628-585379
yhoshino@has.hitachi.com.sg             kantaro.tanii@hitachi-eu.com


          HITACHI ANNOUNCES NEW COMPANY OFFICERS AND MANAGEMENT SYSTEM

Tokyo, January 30, 2003 -- Hitachi, Ltd. (TSE:6501 / NYSE:HIT) plans to adopt the Committee System of management. This move is being made in accordance with amendments to the Japanese Commercial Code that will be enacted in April 2003, and is subject to approval at Hitachi's Ordinary General Meeting of Shareholders in June. Through these and other actions, Hitachi aims to reinforce its group-wide management, achieve steady progress towards the goals of the "i.e.HITACHI Plan II," and accelerate its transformation into a highly profitable structure.

[HITACHI'S PROPOSED BOARD OF DIRECTORS AFTER THE ORDINARY GENERAL MEETING OF SHAREHOLDERS IN JUNE]

1.   DIRECTOR CANDIDATES

CHAIRMAN OF THE BOARD

     TSUTOMU KANAI, currently Chairman of the Board and Director
     * Scheduled to concurrently hold the post of Chairman of the Board of Hitachi Metals, Ltd., after the company's Ordinary General Meeting of Shareholders in June 2003.

DIRECTOR

     ETSUHIKO SHOYAMA, currently President and Director

     YOSHIKI YAGI, currently Executive Vice President and Director

                                    - more -

     YOSHIRO KUWATA, currently Executive Vice President and Director
     * Concurrently hold the post of Chairman of the Board and Director and President of Hitachi High-Technologies Corporation. Scheduled to concurrently hold the post of Chairman of the Board and Representative Executive Officer of Hitachi High-Technologies Corporation after the company's Ordinary General Meeting of Shareholders in June 2003.

     SHIGEMICHI MATSUKA, currently Corporate Auditor

     KOTARO MUNEOKA, currently Corporate Auditor

OUTSIDE DIRECTOR

     GINKO SATO, currently President, Japan Association for the Advancement of Working Women

     HIROMICHI SEYA, currently Chairman of the Board, Asahi Glass Co., Ltd.

     AKIRA CHIHAYA, currently Representative Director and President, Nippon Steel Corporation

     TOSHIRO NISHIMURA, currently Senior Partner of Nishimura & Partners

DIRECTOR

     HIROSHI KUWAHARA, currently Vice Chairman of the Board and Director.
     * Scheduled to resign as Representative Director of Hitachi, Ltd. and become Director on April 1, 2003.
     * Scheduled to concurrently hold the post of Chairman of the Board and Representative Executive Officer of Hitachi Maxell, Ltd. after the company's Ordinary General Meeting of Shareholders in June 2003.
     * Scheduled to concurrently hold the post of Chairman of the Board of Hitachi Cable, Ltd. after the company's Ordinary General Meeting of Shareholders in June 2003.
     * Scheduled to concurrently hold the post of Chairman of the Board of Hitachi Kokusai Electric Inc. after the company's Ordinary General Meeting of Shareholders in June 2003.

     TAKASHI KAWAMURA, currently Executive Vice President and Director
     * Scheduled to resign as Representative Director of Hitachi, Ltd. and become Director on April 1, 2003.
     * Scheduled to concurrently hold the post of Chairman of the Board and Representative Executive Officer of Hitachi Software Engineering Co., Ltd. after the company's Ordinary General Meeting of Shareholders in June 2003.

     MASAYOSHI HANABUSA, currently Chairman of the Board and Director, Hitachi Capital Corporation

2.   RESIGNING DIRECTORS, AUDITORS AND OFFICER

     YUUSHI SAMURO, currently Executive Vice President and Director
     * Scheduled to resign as Representative Director of Hitachi, Ltd. and become Director on April 1, 2003.
     * Scheduled to be appointed Senior Advisor to Hitachi, Ltd. after the company's Ordinary General Meeting of Shareholders in June 2003.

     KAZUO SATO, currently Senior Vice President and Director
     *    Scheduled to become as Director of Hitachi, Ltd. on April 1, 2003.
     * Scheduled to be appointed Senior Advisor to Hitachi, Ltd. after the company's Ordinary General Meeting of Shareholders in June 2003.
     * Scheduled to concurrently hold the post of Chairman of the Board of Japan Servo Co., Ltd. after the company's Ordinary General Meeting of Shareholders in June 2003.

                                    - more -

     MASAAKI HAYASHI, currently Senior Vice President and Director
     *    Scheduled to become as Director of Hitachi, Ltd. on April 1, 2003.
     * Scheduled to concurrently hold the post of President, Chief Executive Officer and Director of Hitachi High-Technologies Corporation after the company's Ordinary General Meeting of Shareholders in June 2003.

     TADASHI ISHIBASHI, currently Corporate Auditor
     * Scheduled to be appointed Senior Advisor to Hitachi, Ltd. after the company's Ordinary General Meeting of Shareholders in June 2003.

     MAKOTO MURATA, currently Corporate Auditor

     MICHIO MIZOGUCHI, currently Corporate Auditor

     KUNIHIDE KANEKO, currently Corporate Officer; President & Chief Executive Officer, Automotive Products Group
     * Scheduled to resign as Corporate Officer of Hitachi, Ltd. on March 31, 2003 and to be appointed Senior Vice President and Director of Hitachi Mobile Co., Ltd. on April 1, 2003.
     * Scheduled to hold the post of President, Chief Executive Officer and Director of Hitachi Mobile Co., Ltd. after the company's Ordinary General Meeting of Shareholders in June 2003.

3.   CANDIDATES FOR EXECUTIVE OFFICER
     **   Directors after Ordinary General Meeting of Shareholders in June 2003.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

     ETSUHIKO SHOYAMA**, currently President and Director

EXECUTIVE VICE PRESIDENT AND EXECUTIVE OFFICER

     YOSHIKI YAGI**, currently Executive Vice President and Director

     YOSHIRO KUWATA**, currently Executive Vice President and Director

     KAZUO KUMAGAI, currently Executive Vice President and Director

     KATSUKUNI HISANO, currently Senior Vice President and Director
     * Scheduled to be appointed Executive Vice President and Director of Hitachi, Ltd. on April 1, 2003.

SENIOR VICE PRESIDENT AND EXECUTIVE OFFICER

     TAKAO MATSUI, currently Senior Vice President and Director; General Manager, Sales Management Division

     ISAO ONO, currently Senior Vice President and Director; General Manager, Information Business Group; President & Chief Executive Officer, Information & Telecommunication Systems Group

     MASAHARU SUMIKAWA, currently Senior Vice President and Director; President, Power & Industrial Systems Group and Chief Executive Officer, Power Systems Operation

     MICHIHARU NAKAMURA, currently Corporate Officer; General Manager, Research & Development Group
     * Scheduled to be appointed Senior Vice President of Hitachi, Ltd. on April 1, 2003.

     HIROMI KUWAHARA, currently Corporate Officer; Chief Strategy Officer, Information Business Group
     * Scheduled to be appointed Senior Vice President of Hitachi, Ltd. on April 1, 2003.

                                    - more -

BIOGRAPHY OF OUTSIDE DIRECTOR CANDIDATES

GINKO SATO (President, Japan Association for the Advancement of Working Women)

1.   Date of Birth            : July 6, 1934

2.   Education
          March, 1958         : Graduated from the College of Arts and
                                Sciences, the University of Tokyo

3.   Business Experience
          April, 1958         : Joined Ministry of Labour
          June, 1985          : Ministerial Councillor, Ministry of
                                Labour
          January, 1986       : Director-General, Women's Bureau, Ministry of
                                Labour
          July, 1990          : Assistant Minister of Labour
          October, 1991       : Ambassador Extraordinary and
                                Plenipotentiary of Japan to Kenya
          July, 1995          : Commissioner, Securities and Exchange
                                Surveillance Commission
          July, 1998          : Chairperson, Securities and Exchange
                                Surveillance Commission
          August, 2001        : President, Japan Association for the
                                Advancement of Working Women

HIROMICHI SEYA (Chairman of the Board, Asahi Glass Co., Ltd.)

1.   Date of Birth            : October 7, 1930

2.   Education
          March, 1954         : Graduated from the Faculty of
                                Engineering, the University of Tokyo

3.   Business Experience
          April, 1954         : Joined Asahi Glass Co., Ltd.
          March, 1982         : General Manager of Chemicals General
                                Div., Asahi Glass Co., Ltd.
          March, 1985         : Director & General Manager of Chemicals
                                General Div., Asahi Glass Co., Ltd.
          March, 1987         : Managing Director, Asahi Glass Co., Ltd.
          March, 1988         : Executive Vice President, Asahi Glass Co., Ltd.
          March, 1990         : Senior Executive Vice President, Asahi
                                Glass Co., Ltd.
          March, 1992         : President, Asahi Glass Co., Ltd.
          June, 1998          : Chairman & CEO, Asahi Glass Co., Ltd.
          June, 2002          : Chairman of the Board, Asahi Glass Co., Ltd.

                                    - more -

AKIRA CHIHAYA (Representative Director and President, Nippon Steel Corporation)

1.   Date of Birth            : March 6, 1935

2.   Education

          March, 1957         : Graduated from the Faculty of Economics,
                                The University of Tokyo

3.   Business Experience
          April, 1957         : Joined Yawata Iron & Steel Co., Ltd.
                                (Currently : Nippon Steel Corporation)
          June, 1981          : General Manager, Secretary's Office, Head
                                Office, Nippon Steel Corporation
          November, 1982      : General Manager, Corporate Secretariat Div.,
                                Head  Office, Nippon Steel Corporation
          June, 1987          : Director and General Manager, Corporate Planning
                                Div., Nippon Steel Corporation
          June, 1991          : Managing Director, Nippon Steel Corporation
          June, 1995          : Representative  Director and Executive Vice
                                President, Nippon Steel Corporation
          April, 1998         : Representative  Director and President, Nippon
                                Steel Corporation


TOSHIRO NISHIMURA (Senior Partner of Nishimura & Partners)

1.   Date of Birth            : April 10, 1933

2.   Education
          March, 1959         : Graduated from the Faculty of Law, the
                                University of Tokyo
          June, 1964          : Graduated from the Columbia
                                University Law School (M.C.L.)

3.   Business Experience
          April, 1961         : Member of the First Tokyo Bar Association
          May, 1966           : Senior Partner of Nishimura & Partners
          June, 1986          : Chairman of Committee on International
                                Relations, Japan Federation of Bar
                                Associations
          June, 1996          : Chairman of Committee on International
                                Human Rights, Japan Federation of Bar
                                Associations
          January, 1999       : Chairman of the Council on the Japan
                                Federation of Bar Associations, International
                                Affairs
          March, 1999         : Member of Advisory Board of Hitachi, Ltd.

                                      # # #

                             FOR IMMEDIATE RELEASE

Hirotaka Ohno
Public Relations
Hitachi, Ltd.
Tel: +81-3-3258-2057
hirotaka_ohno@hdq.hitachi.co.jp

             HITACHI TO CONSOLIDATE HARD DISK DRIVE BUSINESS UNDER
                HITACHI GLOBAL STORAGE TECHNOLOGIES JAPAN, INC.

TOKYO, JANUARY 30, 2003--Hitachi, Ltd. (NYSE : HIT, TSE : 6501, Hitachi) today announced that at a meeting of its Board of Directors held on January 30, 2003, a decision was made to transfer its Data Storage Systems Division, part of Hitachi's Information & Telecommunication Systems Group that operates a hard disk drive (HDD) manufacturing facility, and its domestic HDD sales unit to Japanese company, Hitachi Global Storage Technologies Japan, Inc. (CEO: Tetsuo Miyazaki; Hitachi GST) a Japanese subsidiary of Hitachi Global Storage Technologies (HGST), taking advantage of Japan's corporate split law to spin off related businesses and merge them into Hitachi GST as of April 1, 2003.

1.   PURPOSE OF CORPORATE SPLIT

To further increase efficiency in HDD development, design, and production, storage-related business handled by Hitachi GST and Hitachi's Data Storage Systems Division and domestic HDD sales unit will be merged, consolidating design resources and unifying the chain of command, thereby increasing the overall competitiveness of the Hitachi Group's storage business.

2.   OUTLINE OF THE CORPORATE SPLIT

(1)  Schedule

     Approval of the corporate split agreement by Board of Directors:
     January 30, 2003

     Agreement signing: January 30, 2003

     Approval of the corporate split agreement by General Meeting of Shareholders of Hitachi GST: February 14, 2003

     Date of the corporate split: April 1, 2003

(2)  Method

1.   Plan for corporate split

Hitachi will be the spin-off company and Hitachi GST will be the assuming company in a corporate split merger. (Hitachi will undergo in a "simple corporate split" under the Commercial Code of Japan.)

2.   Reason for adoption of the method

                                     - more -

To consolidate Hitachi's HDD business under Hitachi GST.

(3)  Stock allocation

In connection with this transaction, Hitachi GST will issue 180,000 shares and transfer them to Hitachi. Regarding the calculation of the number of shares to be issued and transferred in connection to this transaction, as a means to insure transparency and suitability, an independent auditor was entrusted to assess the value of the related businesses. The auditor employed the discounted cash flow method. The number of shares to be issued and transferred in connection to this transaction was determined based on this assessment.

(4)  Rights and obligations transferred to the assuming company

Hitachi GST shall acquire and assume assets, debts and material contractual status regarding business activities to be transferred.

(5)  Anticipated fulfillment of obligations

The split company and the assuming company judged to discharge all debts from the split date to the settlement date of said debts.

3.   PROFILE OF THE COMPANIES INCLUDED IN THE CORPORATE SPLIT

---------------- --------------------------------- ----------------------------
                                                      Hitachi Global Storage
     Name                 Hitachi, Ltd.              Technologies Japan, Inc.
                      (Separating company)             (Assuming company)
---------------- --------------------------------- ----------------------------
                                                   1. Development, manufacture,
                                                   sale, import, export of HDDs
                 Development, manufacture, sales,  2. Repair and maintenance of
                 and service of information        HDD manufacturing devices
   Business      and telecommunication systems,    3. Development, repair and
  Activities     electrical devices, electric      maintenance of software for
                 power and industrial systems,     the development and
                 home electronics, material,       manufacture of HDD products
                 others                            4. Business related to and
                                                   supplementary to the above
                                                   items
---------------- --------------------------------- -----------------------------
  Established    February 1, 1920                  December 25, 2002
                 (Originally formed in 1910)
---------------- --------------------------------- -----------------------------
     Address     6, Kanda-Surugadai 4-chome,       2880 Kozu, Odawara City,
                 Chiyoda-ku, Tokyo                 Kanagawa Prefecture
---------------- --------------------------------- -----------------------------
   President     Etsuhiko Shoyama,                 Tetsuo Miyazaki, CEO
                 President and Director
---------------- --------------------------------- -----------------------------
Paid-in capital  (Y)282,032 million                (Y)5,000 million
---------------- --------------------------------- -----------------------------
  Shares of
 common stock    3,338,481,041 shares              100,000 shares
  issued and
 outstanding
---------------- --------------------------------- -----------------------------

                                     - more -

----------------- -------------------------------- -----------------------------
   Total assets   (Y)3,625,413 million             (Y)17,752 million
----------------- -------------------------------- -----------------------------
  End of fiscal
      year        March 31                         December 31
----------------- -------------------------------- -----------------------------
   Number of                                       Approximately 2,300 employees
   employees      45,573 employees                 (projected for April 1, 2003)
----------------- -------------------------------- -----------------------------
                  Public-sector manufacturing and
   Principal      non-manufacturing industries as  Domestic and overseas
   customers      well as government agencies both manufacturers and private
                  domestic and overseas            non-manufacturing companies
----------------- -------------------------------- -----------------------------
                  Japan Trustee Services
                  Bank, Ltd.  5.52%                Hitachi Global Storage
       Major      NATS CUMCO  4.45%                Technologies Netherlands B.V.
   shareholders   The Chase Manhattan              100%
                  Bank NA London  3.79%
----------------- -------------------------------- -----------------------------
     Primary      UFJ Bank Limited                 Undecided
transaction banks Mizuho Corporate Bank, Ltd. etc.
----------------- -------------------------------- -----------------------------

Information on Hitachi is as of September 30, 2002, and information on Hitachi GST is as of December 31, 2002.

4.   BUSINESS ACTIVITIES TO BE SPLIT

(1)  Split business

HDD-related business conducted by Hitachi's Data Storage Systems Division

(2) Assets and liabilities to be transferred (As of March 31, 2002 with adjustments)

Assets: Approximately 64,700 millions of yen, Debts: Approximately 43,100 millions of yen.

5.   HITACHI'S STATUS AFTER THE CORPORATE SPLIT

No changes will made to the company names, business contents, or head office location of Hitachi following the corporate split. Paid-in capital will not increase or decrease due to this corporate split. Impact on the performance of Hitachi will not be material.

ABOUT HITACHI

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled (Y)7,994 billion ($60.1 billion). The Company offers a wide range of systems, products, and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, and financial services. For more information on Hitachi, please visit the Company's website at: http://global.hitachi.com

                                     # # #

                            FOR IMMEDIATE RELEASE

Contacts:
Hiroki Inoue                           Hironori Furukawa
Public Relations                       Planning & Operations Dept.
Hitachi, Ltd.                          Power & Industrial Systems, Hitachi, Ltd.
Tel: +81-3-3258-2057                   Tel: +81-3-3258-6457
hiroki_inoue@hdq.hitachi.co.jp         hironori_furukawa@pis.hitachi.co.jp


      HITACHI ENGINEERING AND HITACHI ENGINEERING & SERVICES' NUCLEAR POWER
            BUSINESSES WILL BE SEPARATED AND INTEGRATED WITH HITACHI

TOKYO, JANUARY 30, 2003--Hitachi, Ltd. (TSE: 6501, NYSE: HIT, Hitachi) today announced that at a meeting of its Board of Directors held on January 30, 2003, a decision was made to assume control over the nuclear power related business activities of Hitachi Engineering Co., Ltd. (Hitachi Engineering) and Hitachi Engineering & Services Co., Ltd. (Hitachi Engineering & Services) through a corporate split as of April 1, 2003.

1.   PURPOSE OF THE CORPORATE SPLIT

As a means to allow Hitachi to take responsibility for the nuclear power business activities of the Hitachi Group and improve related inspection and oversight functions, the main nuclear power related business activities, including engineering, quality control, and services formerly handled by Hitachi Engineering and Hitachi Engineering & Services (hereinafter, business activities to be transferred), will be transferred to Hitachi.

2.   OUTLINE OF THE CORPORATE SPLIT

(1)  Schedule

     Approval of the corporate split agreement by Board of Directors: January 30, 2003

     Agreement signing: January 30, 2003

     Date of the corporate split: April 1, 2003

     Registration of the corporate split: April 1, 2003

(2)  Method

1.   Plan for corporate split

Hitachi will be the assuming company and Hitachi Engineering and Hitachi Engineering & Services will be the transfer companies in a "simple corporate split" under the Commercial Code of Japan.

                                    - more -

2.   Reason for adoption of the method

To integrate the main nuclear power related business activities handled by Hitachi Engineering and Hitachi Engineering & Services into one unit within Hitachi.

(3)  Stock allocation

Because Hitachi Engineering and Hitachi Engineering & Services are fully owned subsidiaries of Hitachi, Hitachi will not issue any shares in connection with this transaction.

(4)  Increase in paid-in capital

The retained earnings for Hitachi will increase as a result of this transaction. This has been calculated by subtracting the total amount of liabilities transferred from the total amount of assets transferred.

(5)  Cash distribution as a result of corporate split

There will be no cash distribution in relation to the corporate split.

(6)  Rights and obligations transferred to the assuming company

Hitachi shall acquire and assume assets, debts and material contractual statuses regarding business activities to be transferred.

(7)  Anticipated fulfillment of obligations

Hitachi judges that any obligation of Hitachi, Hitachi Engineering, and Hitachi Engineering & Services to become due on or after the date of the corporate split will possibly be fulfilled.

(8)  Directors newly appointed to the assuming company

None.

                                    - more -

3.   PROFILE OF THE COMPANIES INCLUDED IN THE CORPORATE SPLIT


                                                                                               (As of March 31, 2002)
================== ================================ ================================ ================================
                                                                                      Hitachi Engineering & Services
      Name                  Hitachi, Ltd.             Hitachi Engineering Co., Ltd.              Co., Ltd.
                         (Assuming company)               (Separating company)              (Separating company)
------------------ -------------------------------- -------------------------------- --------------------------------
                                                    Engineering of electric power
                   Development, manufacture,        generation facilities,           Equipment for electric power &
    Business       sales, and service of            information control systems      industrial systems;
   activities      information electronics,         for industrial use,              production, marketing,
                   power and industrial             telecommunications systems,      maintenance, construction and
                   systems, home electronics,       microcomputer applications,      service of information and
                   material, others                 nondestructive inspection &      control systems
                                                    related devices
------------------ -------------------------------- -------------------------------- --------------------------------
   Established     February 1, 1920                 April 1, 1957                    April 20, 1960
                   (Originally formed in 1910)
------------------ -------------------------------- -------------------------------- --------------------------------
   Head office     Tokyo, Chiyoda-ku, Kanda-        Ibaraki Prefecture, Hitachi      Ibaraki Prefecture, Hitachi
    location       Surugadai 4-6                    City, Saiwai-cho 3-2-1           City, Saiwai-cho 3-2-2
------------------ -------------------------------- -------------------------------- --------------------------------
    President      Etsuhiko Shoyama,                Ichiro Nagata                    Katsuya Yanai
                   President and Director           President and Director           President
------------------ -------------------------------- -------------------------------- --------------------------------
 Paid-in capital   282,032 million yen              1,650 million yen                1,950 million yen
------------------ -------------------------------- -------------------------------- --------------------------------
    Shares of
  common stock     3,338,481,041                    3,300,000                        3,900,000
   issued and
  outstanding
------------------ -------------------------------- -------------------------------- --------------------------------
  Shareholders'    1,364,585 million yen            9,971 million yen                17,450 million yen
     equity
------------------ -------------------------------- -------------------------------- --------------------------------
  Total assets     3,923,144 million yen            44,697 million yen               69,990 million yen
------------------ -------------------------------- -------------------------------- --------------------------------
  End of fiscal    March 31                         March 31                         March 31
      year
------------------ -------------------------------- -------------------------------- --------------------------------
    Number of      48,590                           2,117                            2,231
    employees
------------------ -------------------------------- -------------------------------- --------------------------------
                   Public-sector manufacturing and  Hitachi, Ltd., Hitachi Group     Hitachi, Ltd., Hitachi Group
    Principal      non-manufacturing industries as  companies, domestic              companies, domestic
    customers      well as government agencies      manufacturers, private non-      manufacturers, private non-
                   both domestic and overseas       manufacturing companies, etc.    manufacturing companies, etc.
------------------ -------------------------------- -------------------------------- --------------------------------
                   Japan Trustee Services                                            Hitachi, Ltd.  93.16%
                          Bank, Ltd.        5.27%                                    Hitachi Engineering Co., Ltd.
      Major        The Chase Manhattan Bank N.A,                                                                6.84%
  shareholders               London         4.50%    Hitachi, Ltd.        100%       --------------------------------
                   State Street Bank and Trust                                       Major shareholders changed
                            Company         4.04%                                                    January 30, 2003
                                                                                     Hitachi, Ltd.               100%
------------------ -------------------------------- -------------------------------- --------------------------------
                                                    The Joyo Bank, Ltd.
                   UFJ Bank Limited                 The Dai-Ichi Kangyo Bank,        The Dai-Ichi Kangyo Bank,
     Primary       The Industrial Bank of Japan,    Limited                          Limited
   transaction     Limited                          Toho Bank Co., Ltd.              The Joyo Bank, Ltd.
      banks        The Dai-Ichi Kangyo Bank,        The Higashi-Nippon Bank. Ltd.    The Fuji Bank, Limited
 (As of April 1,   Limited                          The Fuji Bank, Limited           Toho Bank Co., Ltd.
      2002)        The Fuji Bank, Limited           The Norinchukin Bank
------------------ -------------- -----------------------------------------------------------------------------------
                       Capital    Hitachi owns shares of Hitachi Engineering and Hitachi Engineering & Services.
------------------ -------------- -----------------------------------------------------------------------------------
                                  Employees to be dispatched from Hitachi to Hitachi Engineering: 18
 Intercorporate        Human      Employees already transferred from Hitachi to Hitachi Engineering: 185
    relations        resources    Employees to be dispatched from Hitachi to Hitachi Engineering & Services: 79
                                  Employees already transferred from Hitachi to Hitachi Engineering & Services: 214
------------------ -------------- -----------------------------------------------------------------------------------
                   Transactions   Purchasing and servicing of products related to electric power and electrical machinery business, provision of service
================== ============== ===================================================================================

*1. Hitachi received the shares of Hitachi Engineering & Services held by Hitachi Engineering on January 30, 2003 (266,667 shares, 6.84% of total shares issued).

*2. The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited, and The Industrial Bank of Japan, Limited, merged to form Mizuho Bank, Ltd., and Mizuho Corporate Bank, Ltd.


                                    - more -

Performance for the Past Three Fiscal Years (Broken down by company)

                                                                (Millions of yen, except where otherwise indicated)
======================= ============================== ============================== =============================
                                                                                         Hitachi Engineering &
                                Hitachi, Ltd.          Hitachi Engineering Co., Ltd.       Services Co., Ltd.
                             (Assuming company)            (Separating company)           (Separating company)
----------------------- ------------------------------ ------------------------------ -----------------------------
Fiscal year ended        March     March      March     March     March     March      March     March     March
                        31, 2000  31, 2001   31, 2002  31, 2000  31, 2001  31, 2002   31, 2000  31, 2001  31, 2002
----------------------- --------- ---------- --------- --------- --------- ---------- --------- --------- ---------
Net sales               3,771,948 4,015,824  3,522,299 59,582    63,656    69,298     102,176   107,479   106,847
----------------------- --------- ---------- --------- --------- --------- ---------- --------- --------- ---------
Operating income (loss) 40,865    98,577     (84,742)  544       782       553        1,303     3,026     3,350
----------------------- --------- ---------- --------- --------- --------- ---------- --------- --------- ---------
Ordinary income (loss)  31,787    56,058     (81,663)  529       790       657        1,015     3,033     3,631
----------------------- --------- ---------- --------- --------- --------- ---------- --------- --------- ---------
Net income (loss)       11,872    40,121     (252,641) 188       437       (531)      537       1,688     364
----------------------- --------- ---------- --------- --------- --------- ---------- --------- --------- ---------
Net income (loss) per   3.56      12.02      (75.69)   57.09     132.56    (160.98)   137.86    432.90    93.36
share (yen)
----------------------- --------- ---------- --------- --------- --------- ---------- --------- --------- ---------
Dividends per share     6.00      11.00      3.00      75.00     75.00     75.00      75.00     75.00     384.50
(yen)
----------------------- --------- ---------- --------- --------- --------- ---------- --------- --------- ---------
Shareholders' equity    475.26    496.81     408.79    3,211.30  3,264.01  3,021.57   4,107.77  4,461.53  4,474.44
per share (yen)
======================= ========= ========== ========= ========= ========= ========== ========= ========= =========

4.   DESCRIPTION OF THE BUSINESS TO BE TRANSFERRED TO HITACHI

(1) Nuclear power business of Hitachi Engineering and Hitachi Engineering & Services

--   Integration of engineering businesses

Hitachi will assume responsibility for management, planning, permit-related work, and engineering activities related to such work as design, planning and evaluation for joint projects between Hitachi and Hitachi Engineering.

--   Integration of quality control businesses

Hitachi will assume responsibility for inspection and testing formerly handled jointly by Hitachi, Hitachi Engineering, and Hitachi Engineering & Services as well as nondestructive testing work jointly handled by Hitachi and Hitachi Engineering.

--   Integration of service businesses


Hitachi will assume responsibility for construction planning and supervision work formerly handled jointly by Hitachi and Hitachi Engineering & Services as well as radiation management work jointly handled by Hitachi and Hitachi Engineering.

(2) Performance of the businesses to be separated for the most recent fiscal year

                                                                                                  (Millions of yen)
======================= ========================= ======================== ========================= ==============
                          Hitachi Engineering      Hitachi Engineering &
                         Co., Ltd. Nuclear Div.     Services Co., Ltd.
                              (Separating             Nuclear Div.
                              company)(a)             (Separating             Hitachi, Ltd.            (a + b)/c
                                                       company)(b)         (Assuming company) (c)
----------------------- ------------------------- ------------------------ ------------------------- --------------
Net sales                  Approximately 9,050       Approximately 7,170           3,522,299              0.5%
======================= ========================= ======================== ========================= ==============

(3) Assets and liabilities to be transferred (As of September 30, 2002 with adjustments)

Hitachi Engineering; Assets: Approximately 2,300 millions of yen, Debts:
Approximately 1,600 millions of yen.

Hitachi Engineering & Services; Assets: Approximately 1,400 millions of yen,
Debts: Approximately 1,000 millions of yen.

                                    - more -

5.   HITACHI'S STATUS AFTER THE CORPORATE SPLIT

No changes will made to the company names, business contents, or head office location of Hitachi following the corporate split . Paid-in capital will not decrease due to this corporate split. Impact on the performance of Hitachi will not be material.

ABOUT HITACHI

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled (Y)7,994 billion ($60.1 billion). The Company offers a wide range of systems, products, and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, and financial services. For more information on Hitachi, please visit the Company's website at: http://global.hitachi.com

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